Exhibit 99.1

News Release

Harrisburg University of Science and Technology breaks ground on second academic tower

The $125 million Stantec-designed building will support rising national demand for health sciences education and advanced manufacturing technology

Edmonton, AB; New York, NY; (August 6, 2019) TSX, NYSE:STN

Left: View of the South 3rd Street entrance; Right: Atrium

Harrisburg University of Science and Technology (HUST) recently broke ground on the second academic tower on its downtown campus in Pennsylvania’s capital city. The $125 million, 17-story building will feature health science classrooms and simulation laboratories, which support the university’s nursing, pharmaceutical sciences, and other allied health programs. The project also incorporates specialized laboratories dedicated to advanced manufacturing and digital media studies and incorporates a 197-room hotel linked to the university by a shared atrium space.

The tower, with design by Stantec, is planned to be ready for full occupancy by the start of the 2021-22 academic year.

“As the University expands its downtown Harrisburg footprint with this second academic tower, Stantec’s work for HUST represents the latest in a growing trend for health sciences education,” Alex Wing, principal for Stantec. “Statistics from the Bureau for Labor indicate healthcare occupation employment is projected to grow 18 percent through 2026, much faster than the average for all occupations, adding about 2.4 million new jobs. Because of this greater demand for healthcare services, academic institutions will find value in establishing flexible facilities able to adapt to changing needs.”

Designing for urban integration

This new project marks a significant expansion for the urban campus. Providing much needed academic space just two blocks from the university’s first tower, also designed by Stantec, the building will mark the Harrisburg skyline and connect to local street activity via an internal atrium dedicated to the HUST learning community. In addition, the project includes plans for a privately-operated 197-room hotel and a street-level restaurant — integrating this urban campus with the greater downtown Harrisburg community.

Focus on STEM

Currently, HUST serves approximately 700 undergraduates and 5,500 graduate-level students. With an undergraduate minority enrollment of 45 percent, its leaders take pride in making a priority of providing Science, Technology, Engineering and Mathematics (STEM) education to historically under-represented groups.

This new innovative learning environment will feature multi-venue classrooms equipped with team tables and separate plasma screens. Classrooms are located adjacent to a learning commons configured to allow studio-type science classes. Additionally, flexible classrooms with operable walls accommodate shifts in curricula and pedagogy “on the fly”. By utilizing suites adjacent to ample public collaboration zones, these spaces form the core of the university’s team-based/project-based learning methods.

Second campus project by Stantec

The current campus was one of few new higher education institutions in the U.S. created in 2008 when Stantec designed the University’s first campus project, a 14-story academic building. The first tower includes classrooms, laboratories, conference and meeting space, a library, faculty offices, teaming areas, parking, and storage. Also offering spaces for the larger Harrisburg community, the initial academic building includes a 125-seat auditorium for University and community events, conference spaces, and an outdoor roof garden.

Creating spaces for science education

Stantec has steadily helped clients across North America respond to evolving academic needs to support health sciences education, with related projects such as: Lebanon Valley College Health Professions Pavilion; British Columbia Institute of Technology Health Sciences Building; Texas A&M University – Corpus Christi Engineering & Life Sciences Research Building; Cleveland University Center for Innovation in Medical Professions; George Brown Waterfront Health Sciences Campus (with KPMB Architects); Pennsylvania College of Health Sciences; and Northern Alberta Institute of Technology (NAIT) Center for Applied Technologies.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind